UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020
Commission File Number: 000-53543
______________________________

Ballard Power Systems Inc.
(Translation of registrant's name into English)

9000 Glenlyon Parkway
Burnaby, B.C.
V5J 5J8
Canada
(Address of principal executive office)
______________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐ Form 20-F	☒ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description

99.1	Ballard Power Systems Inc. Third Quarter 2020 Interim Financial Statements
99.2	Ballard Power Systems Inc. Third Quarter 2020 Management’s Discussion and Analysis

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ballard Power Systems Inc.

Date: November 6, 2020	By:	/s/ Anthony Guglielmin
	Name:	Anthony Guglielmin
	Title:	Vice President & Chief Financial Officer